June 30, 2010

Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Attn: John Fieldsend

RE:	Internet Media Services, Inc.
Registration Statement on Form S-1
Filed April 9, 2010
File No. 333-165972

Dear Mr. Fieldsend:

On behalf of Internet Media Services, Inc. (the “Company”), we are filing herewith Amendment Number 1 to the Registration Statement on Form S-1 in response to the Securities and Exchange Commission Staff’s (“Staff”) comments to us in its letter dated May 7, 2010.

In this letter, we have reproduced the comments and have followed each comment with our response.  The numbered paragraphs set forth below correspond to the numbered paragraphs of the Staff’s letter.

General

1.
We note your statement under the heading “Explanatory Note” on the cover page of your registration statement that the registration statement was prepared “on the assumption that the distribution of 7,500,000 shares…and the related transactions contemplated to occur prior to or contemporaneously with the distribution will be consummated as contemplated…”  However, the nature of these “related transactions” that are “contemplated to occur” is unclear and your descriptions of these transactions throughout your document appear inconsistent.  For example, in certain places in your document, you state that you acquired LegalStore.com from Document Security Systems, Inc. in exchange for 7.5 million shares of your common stock and that Document Security Systems will subsequently distribute to the shareholders of Document Security Systems the 7.5 million shares of you common stock.  Therefore, please revise your disclosure throughout the filing as necessary, including but not limited to your Summary of Our Offering, Use of Proceeds, Plan of Distribution, and Security Ownership of Certain Beneficial Owners and Management sections, to clearly and consistently describe the transactions with Document Security Systems or its shareholders to which you refer.  We may have further comments upon reading your response and any revisions to your document.

Response:

We have removed the reference to related transactions that are “contemplated to occur” and have revised the language throughout the Prospectus to indicate that the Company will distribute the subject 7.5 million shares of common stock that Document Security Systems, Inc. (“DSS”) currently owns in connection with the Company’s purchase from DSS of The Legalstore.com. to DSS shareholders.

2.	Currently, your financial statements are located outside of your prospectus. Please revise your filing to either include or incorporate the financial statements into the prospectus.

Response:

We have moved our financial statements to follow the last page of the Prospectus and before the Part II information.

3.	Please include the disclosure required by Item 506 of Regulation S-K or tell us why are not required to do so.

Response:

Item 506 of Regulation S-K requires disclosure of “dilution” if there is a substantial disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons.  In our case, we are issuing the shares without cost to the DSS shareholders at a valuation of $.001 per share, which is equal to the cost that our affiliates purchased their Company shares.  Accordingly, there is no dilution in connection with the distribution, and therefore, we have not included a dilution computation.

4.	If true, please confirm that you did not make any disclosure in accordance with Item 103 of Regulation S-K because you have no such disclosure to make.

Response:

We herewith confirm that we did not make any disclosure in accordance with Item 103 of Regulation S-K because we have no such disclosure to make.

Outside Front Cover Page of Prospectus

5.	Please revise to provide the disclosures regarding the offering price of the securities being registered as required by Item 501 (b)(3) of Regulation S-K.

Response:

We did not revise the cover page to include a chart pursuant to Item 501(b)(3) of Regulation S-K because there is no offering price, and there are no commissions, discounts, etc.  We did revise the cover page to indicate that we are not paying any commissions or discounts in connection with the distribution.

6.
Please revise the last sentence of the first paragraph to indicate that the shares you are offering may be illiquid because they are not listed on an exchange or quoted on the OTC Bulletin Board and no market for the shares may develop.  Also, anywhere in your document in which you discuss the lack of public trading market for your securities, such as under the heading “Stockholder Matters” on page 20, please state that your securities may be illiquid.

Response:

We have revised the last sentence of the first paragraph on the cover page to indicate that the offering securities may be illiquid because the securities are not listed on any exchange or quoted on the OTC Bulletin Board, and no market for the shares may develop.  We have repeated this disclosure throughout the Prospectus, including under the heading “Stockholder Matters.”

7.
Please revise the second sentence of the last paragraph so that it applies to you, in addition to other holders of the securities being offered pursuant to the registration statement.  Refer to item 501 (b)(10) of Regulation S-K.

Response:

We have revised the second sentence of the last paragraph on the cover page to indicate that holders may not sell, and we may not distribute, the securities until the Registration Statement (and any amendments thereto) is filed with the Securities and Exchange Commission and is declared effective.

Selected Financial Data, page 2

8.
Please revise your presentation to include comparative historical financial data for each of your last five fiscal years, or for all periods since your inception, and including any periods of your predecessor.  In this regard, we assume Internet Media Services, Inc. was formed prior to the asset acquisition of October 8, 2009.  In this regard, you may want to present financial data for periods beginning with the inception of Internet Media Services with columnar disclosure of the actual inception date.  To the extent Legalstore.com represents a predecessor, then the results of Legalstore.com should be presented such that the data is continuous over the past five years or since inception.  Refer to item 301(a) of Regulation S-K.

Response:

We meet the definition of and have filed the S-1as a smaller reporting company, defined by Regulation S-K section 229.10 (f)(1).  As such, in accordance with Regulation S-K section 229.301(c) (Item 301) selected financial data is not required.  Even though selected financial data is not required under Regulation S-K we have included summary financial data for the period ended December 31, 2009 and March 31, 2010.

Special Note Regarding Forward-Looking Statements, page 4

9.
We note your reference to the Private Securities Litigation Reform Act.  Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made with respect to the business or operation of an issuer if the offering is the issuer’s initial public offering.  Also, Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made with respect to the business or operation of an issuer if the issuer issues penny stock.  Accordingly, please delete the references to the Litigation Reform Act.

Response:

We have deleted references to the Litigation Reform Act.

Risk Factors, page 5

10.
Please delete the second and third sentences of this section in which you state that other unknown or immaterial risks may also materially impair your business operations.  All material risks should be described in your disclosure.  If risks are not deemed material, you should not reference them.

Response:

We have deleted the second and third sentences with respect to unknown or immaterial risks.

11.
Your Risk Factors section should be a discussion of the known material factors that make your offering speculative or risky.  You should place risk factors in context so your readers can understand the specific risk as it applies to you.  Refer to Item 503(c) of Regulation S-K and SEC Release No. 33-7497.  Please address the following examples, but note that these are examples only and not an exhaustive list of the revisions you should make.

•	Please revise your third risk factor on page five and your second risk factor on page 13 into multiple risk factors so that each distinct risk has a separate risk factor.

•
Please revise the first two risk factors on page eight and the last risk factor on page 14 so that they present risks that are specific to you and are not generic or contain boilerplate language that could apply to any issuer or any offering.

•	Please revise the second full risk factor on page 14 so that the risk factor subcaption and narrative discussion clearly and concisely convey the actual risk.

Response:

We have revised our “Risk Factors” section as follows:

•
We have revised our third risk factor on page five and the last risk factor on page 13 by dividing it into three separate risk factors and two risk factors, respectively, each risk factor disclosing a distinctive risk;

•
We have revised the first risk factor on page 8, and we have deleted the second risk factor on page 8 as generic.  With respect to the last risk factor on page 14 dealing with arrangements and costs associated with internal controls, although such risk factor is generic, we would respectfully submit to the Staff that it is important for us to disclose the considerable anticipated time and expense associated with our maintaining internal controls in accordance with  Section 404.  Moreover, we are uncertain as to how we could make this risk factor more specific.  Please note that we do indicate that our Section 404 disclosure will be required as part of our disclosure for our 2011 Form 10-K due March 31, 2012;

•	We have revised the second full risk factor on page 14 to more specifically and clearly convey the actual risk.

Use of Proceeds, page15

12.	Please include the information required by Instruction 6 to Item 504 of Regulation S-K or tell us why you are not required to do so.

Response:

Instruction 6 to Item 504 requires the disclosure of “use of proceeds”, however, we will not receive any proceeds from the offering and are accordingly, unable to provide a “use of proceeds” chart.  Since we have no proceeds to fund acquisitions, such disclosure has not been made.  Please note that we did add a final sentence to our “Use of Proceeds” section indicating that we will not generate proceeds from the offering to fund any acquisitions.

Determination of Offering Price, page 15

13.
We note that, because there is no established public market for your shares, you have arbitrarily determined the price of your shares in this offering.   Please describe the various factors you considered in determining this price.  Refer to Item 505(a) of Regulation S-K.  In this regard, please address your determination in Note 2 to your financials statements that the fair value of the 7.5 millions shares you provided to Document Security Systems, Inc. in exchange for LegalStore.com was $350,000 or $0.0467 per share.

Response:

We have revised the “Determination of Offering Price” by the addition of an additional last sentence to the paragraph indicating that we have based our determination of a value of $.001 per share due to the fact that we are a start-up company with negligible revenue and the fact that there is no market for our common stock.  We have also repeated therein that our stock is highly illiquid, as it is not traded or quoted on any exchange.  We further indicate that we valued the 7.5 million shares that we issued to acquire Legalstore.com based upon a price of $.047 per share for financial statement purposes because we had no activity or operating assets prior to the acquisition and the cash consideration paid for the common stock issued to the founders prior to the acquisition was based on par value and not a reliable indication of fair value.  Therefore, we determined that the fair value of the interest in the Business acquired to be a more reliable measure of fair value of the asset purchase for financial statement purposes in accordance with US GAAP.  We did not utilize an outside appraisal service, but performed the calculations internally using historical financial information provided by seller.  We valued LegalStore.com using a discounted cash flow model.  In determining the value under the discounted cash flow, the Company utilized a growth rate for revenue of 9% in year 2010 and 2011, 7% in 2012 and 6% in 2013 and 2014 and a growth rate for expenses of 9% in 2010, 12% in 2011, and 6% in years 2012 through 2014.  In addition, the Company used a discount rate of 17.85% and a tax rate of 37%.  The discount rate was determined utilizing a weighted average cost of capital approach.

Therefore, using the discounted cash flow model method, the fair value of LegalStore.com at time of acquisition was $350,000 or $.047 per IMS share issued ($350,000 divided by 7.5 million shares).

Plan of Distribution, page 15

14.	In this section, please discuss or reference the “penny stock” restrictions on your shares as you have in your Risk Factors section on pages 13 and 14.

Response:

We have revised the “Plan of Distribution” section to discuss “restrictions on our shares” as we have in our “Risk Factors” section.

Descriptions of Securities, page 15

15.
We note your description of the terms of the Voting Agreement, Registration Rights Agreement, and Stock Pledge and Escrow Agreement in Note 2 to the financial statements.  Please also discuss and include a description of these agreements in this section or in another appropriate place in your prospectus.

Response:

We have added a description of the Voting Agreement, Registration Rights Agreement and Stock Pledge and Escrow Agreement under a new subsection of “Description of Securities” entitled “Agreements Related To Common Stock Issuance In Connection with Legalstore.com.”

General, page 15

16.
Please remove the second sentence of this section.  Your Description of Securities section should include a description of all the material aspects of your securities.  Refer to Item 202 of Regulation S-K.

Response:

We have removed the second sentence of the section entitled “Description of Securities—General.”  We have otherwise included a description of all material aspects of our securities.

Voting Rights, page 16

17.
Your indication that all of your shares of common stock that are currently issued and outstanding “are duly authorized, validly issued, fully paid for and non-assessable” is a legal conclusion that you are not qualified to make.  Please either attribute this statement to your counsel or remove it.

Response:

We have removed the representation that our currently issued and outstanding securities are “duly authorized, validly issued, fully paid for and nonassessable.”

Business, page 17

18.
Please thoroughly revise and expand this section to clarify and better describe the status of your current and proposed business operations.  To the extent that you discuss future services, please provide the status of development and indicate the timeframe for which you anticipate offering these services and the basis of your conclusions.  Also, please discuss the actual operations of your business, focusing on the particular means by which you generate revenues and incur expenses.  As examples only and not an exhaustive list of the revisions you must make, please address the following:

•	Please revise your disclosure to describe all actions you have taken since your inception to implement your business plan.

•
Your current disclosure does not provide a clear description of your business model detailing how your business operates.  Please provide more detail about your business model to better inform investors about your operations, including the LegalStore.com.  In this regard, please describe your LegalStore.com operations in greater detail, including the www.legalstore.com website, your leased warehouse and office space, your 15,000 customer name list, your cash and accounts receivable, your current inventory, your certain fixed assets, and your assumed certain accounts payable that you refer to on page 19.

•
Please revise your disclosure under the headings “Our Objective” and “Our Strategy” to describe in a more detailed manner the steps you have taken and will take in the future to identify, acquire, develop, and enhance the websites that you target.  In this regard, please discuss, among other material matters, your process for identifying web properties that you would consider acquiring, your plans for financing acquisitions of the websites you would purchase, and the steps necessary to manage and integrate any new websites into your current operations.

We may have additional comments based upon your response and revisions.

Response:

We have thoroughly revised and expanded the Business section to clarify and better describe the status of our current and proposed business operations.

19.
We note that you “rely on a combination of trademark, patent, trade secret and copyright law, license agreements and contractual restrictions.”  Please tell us the importance, duration, and effect of any trademarks, licenses, or other intellectual property held in connection with your business.  Refer to Item 101(h)(4)(vii) of Regulation S-K.

Response:

We have added a section entitled “Intellectual Property” discussing our reliance on a combination of trademark, patent, trade secret, copyright law, license agreements and contractual restrictions.

20.	Please discuss the effect of existing or probable e-commerce or other regulations with which you must comply. Refer to Item 101(h)(4)(ix) of Regulation S-K.

Response:

We have added a section entitled “Government Regulations” addressing the effect of existing or probable e-commerce or other regulations with which we must comply.

Market Price for Common Stock and Related Stockholder Matters, page 20

21.
You state that you “intend to apply for quotation of [y]our common stock on the Bulletin Board.”  However, a registrant is not able to file an application to be quoted on the OTC Bulletin Board.  Please revise your disclosure to clarify that to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market of your common stock, and to clarify that there is no assurance that such an application will be filed or that your common stock will become quoted.

Response:

We have revised the section “Market Price for Common Stock and Related Stockholder Matters” in the first paragraph thereof to clarify that to be quoted on the OTC Bulletin Board, a market maker must file an application on our behalf and that there is no assurance such application will be filed or the common stock will be quoted.

22.	Please revise your disclosure to also include the current number of holders of your common stock.

Response:

We have indicated in the same section that we currently have four stockholders.

Management Discussion and Analysis of Financial Condition and Results of …, page 21

23.
Please revise this section to clearly identify your current and proposed business operations, products, and services.  Your discussion should explain your current and planned future operations in sufficient detail so that your prospective investors have an opportunity to view your business and plan of operation through the eyes of management.  The discussion should include how you presently earn revenues, how your plan to do so in the future, and how you expect to develop and market your products and services.  Also, the discussion should specifically address the stage of development of your business and should include information about the current products and services you have for sale, your current websites, when you expect to have any products and services available for sale, when you expect any other of your websites to go into service, and how you have generated and plan to generate revenues.  Your discussion should further address the current and anticipated costs of your products and services, the current costs of your operating website and marketing activities, and the anticipated costs to develop, market, and operate future websites.

Response:

We have revised the Management Discussion and Analysis section to clearly identify our current and proposed business operations, products, and services.

24.	Please disclose whether you have any material commitments for capital expenditures in 2010. If none, please advise. Refer to Item 303(a)(2)(i) of Regulation S-K.

Response:

We disclosed the fact that we do not have any material commitments for capital expenditures in 2010.  The Management Discussion and Analysis section has been updated accordingly.

25.
Your current disclosures do not discuss the types of amounts that you estimate.  Please revise to include the types of assets, liabilities, and expenses that you currently estimate and how you determine the amount estimated.  If there are no significant estimates by management each accounting period, please indicate so in your disclosure.  See the Commission’s Management’s Discussion and Analysis Guidance issued December 29, 2003, Release No. 33-8350.

Response:

We have updated the Management Discussion and Analysis section to include a disclosure entitled “ Critical  Accounting Policies”.

Liquidity and Capital Resources, page 21

26
You state that you expect to use your existing cash and revolving line of credit to support your current operations and your efforts to achieve consistent positive cash flow from operations.  Please discuss whether you believe these sources will satisfy your liquidity needs over at least the next 12 months.

Response:

We have revised the Liquidity and Capital Resources section to include a discussion about whether we believe our sources of funds will satisfy our liquidity needs over at least the next 12 months.  Our current capital sources are enough to satisfy our liquidity needs through the remainder of 2010 and we believe we may need to raise funds later this year to address our first six months of 2011 liquidity needs through either a debt or equity offering, although there is no guarantee we will be able to do so.

Management, page 22

27.
Please revise to describe the business experience of each director and executive officer for the past five years, or clarify your disclosure by adding dates or the duration of employment.  In this regard, because your executive officers have been employed by you for less than five years, please explain the nature of the responsibility undertaken by them in prior positions to provide adequate disclosure of their prior business experiences, including information relating to their professional competence.  Refer to Item 401(e)(1) of Regulation S-K.

Response:

We have revised the Management section to describe in greater detail the business experience of each director and executive officer for the past five years.  We have included information relating to their professional competence.

28.
Please briefly discuss each director’s specific experience, qualifications, attributes, or skills that led to the conclusion that the individual should serve as your director in light of your business and structure.  Refer to Item 401(e)(l) of Regulation S-K.

Response:

We have revised the Management section to include our director’s specific experience, qualifications, attributes, and skills that led to the conclusion that the individual should serve as our director.

29.
Please revise the biographical information of your executive officers and directors to remove editorial comments and adjectives that could be construed as “puffing.”  In this regard, please remove commentary where possible, limiting biographical information to basic descriptions of places employed and positions held rather than focusing on subjective descriptions of accomplishments or job performance.  For example, please remove or revise your disclosure that Mr. Meyers “has been successful by combining expertise in marketing, business development, strategic planning, P&L, management and SEC regulatory requirements with excellent organizational, leadership, team building and operations management qualifications.”  As another example, please remove or revise your disclosure that Mr. White “is a forward thinking, results-driven, security technology industry executive who brings over 25 years of private and public company operating, financial, and management experience to DSS.”

Response:

We have revised the biographical information on our executive officers and directors to remove all editorial comments and adjectives that might be construed as puffing.

30.	Please identify the “NASDQ listed company” of which Mr. Meyers was CEO and Present from December 1996 to December 1999.

Response:

We have disclosed the NASDAQ listed company for which Mr. Meyers was Chief Executive Officer from December 1996 to December 1999.

Executive Compensation, page 24

31.	Please revise your disclosure to explain how Mr. Meyers and Mr. Buechler each earned $7,500 in 2009, considering that they are each paid $3,000 per month.

Response:

We have revised and expanded our disclosure of Executive Compensation for the 2009 period.

Board Committees, page 25

32.
We note that you determined whether your directors are independent based on the “rules of the Securities and Exchange Commission.”  Please note that you are required to base your determination of the independence of your directors on “a definition of independence of a national securities exchange or of an inter-dealer quotation system which has requirements that a majority of the board of directors be independent.”  Please revise accordingly.  Refer to Item 407(a)(1)(ii) of Regulation S-K.

Response:

We have revised to state that we believe our directors are independent based upon NYSE AMEX rules.

Security Ownership of Certain Beneficial Owners and Management, page 26

33.
We note your statement that each person listed in this table “has investment and voting power with respect to” their shares.  Please clarify, if true, that each person has sole investment and voting power with respect to such shares.

Response:

We have revised to indicate that each person has sole investment and voting power with respect to the securities listed in the table under “Secured Ownership of Certain Beneficial Owners and Management.”

34.	Please clarify whether the disclosure in the table includes shares each person has the right to acquire within 60 days. Please refer to Item 403 of Regulation S-K.

Response:

We have indicated that the shares held include shares each person has a right to acquire within 60 days.

35.	Please include the business or mailing address of Document Security Systems, Inc.

Response:

We have included the mailing address of DSS in the Security Ownership of Certain Beneficial Owners and Management section.

36.	Please disclose the natural person or persons who exercise the sole or shared investment and/or voting powers with respect to the shares owned by Document Security Systems, Inc.

Response:

We have disclosed the natural person who exercised sole investment and/or voting powers with respect to the shares owned by DSS and have further indicated that DSS’ Chief Executive Officer, Mr. White, will continue to hold such sole investment power until the securities are distributed pro rata to the DSS shareholders.  Similar reference to the ownership of the 7.5 million shares which appear in the table as owned by DSS is also footnoted to indicate that the shares will be distributed under the Prospectus pro rata to the shareholders of DSS, at which time DSS will no longer own the shares.

Related Party Transactions, page 26

37.	Please revise your disclosure to describe the terms of the credit agreement executed with your Chief Executive Officer.

Response:

We have revised the Related Party Transactions section to include the terms of the credit agreement executed with our Chief Executive Officer.

Outside Back Cover of the Prospectus

38.	Please indicate the disclosure required by Item 502(b) of Regulation S-K.

Response:

We have included the disclosure required by Item 502(b) of Regulation S-K.

Item 17, Undertakings, page 29

39.	Please revise to include the following opening statement to the undertakings contained in Item 512(a) of Regulation S-K: “The undersigned registrant hereby undertakes ….”

Response:

We have revised the opening statement to the “Undertakings.”

40.	Please include the undertakings contained in Items 512(a)(5)(ii) and 512(i) of Regulation S-K or tell us why you are not required to do so.

Response:

We have revised the “Undertaking” contained in Item 512(a)(5)(ii) and 512(i), of Regulation S-K.

Signatures, page 32

41.
Please revise the signature page to include the signature of your principal financial officer.  Refer to Instruction 1 to the section of Form S-1 entitled “Signature.”  If one of the individuals who signed the document is your principal financial officer in addition to any other position he or she holds, please add this title below the signature to the title or titles you have provided already.  See Instruction 2 to the section of Forms S-1 entitled “Signatures.”

Response:

We have revised the signature page accordingly.

Item 16. Exhibit index, page 29

42.	Please file all schedules and exhibits to Exhibit 10.2. Refer to Item 601(b)(1) of Regulation S-K.

Response:

We have attached and filed all the schedules and exhibits to Exhibit 10.2.

43.
Please file as exhibits any documentation evidencing the 2009 advance(s) of $23,929, the 2010 advance(s) of $41,063, and the $200,000 revolving credit agreement received from your Chief Executive Officer.

Response:

We have filed as exhibits the documentation evidencing the $200,000 revolving credit agreement entered into by the Company and our Chief Executive Officer including the note evidencing the advances made in 2009 and 2010 by the Chief Executive Officer.

Exhibit 5.1

44.
We note that your opinion references shares of common stock “to be issued upon exercise of the warrants.”  However, on page 16 of the registration statement, you state that there are “no outstanding…warrants.”  Please revise or advise.

Response:

We have revised our opinion to eliminate any reference to “outstanding warrants.”

Financial Statements – Internet media Services, Inc., page F-1

45.	Please update your financial statements and other financial disclosures in your next amendment to include the applicable interim periods as required by Rule 8-08 of Regulation S-X.

Response:

The Form S-1/A filed in connection with this response includes the March 31, 2010 interim period financial statements and disclosures as required by Rule 8-08 of Regulation S-X.

46.
Please revise your presentation of audited financial statements to include a statement of changes in stockholders' equity (deficit) for the periods as required by Rule 8-02 Regulation S-X. Please also coordinate with your independent registered public accounting firm to revise their audit report to include the statement of changes in stockholders' equity (deficit) for the required periods.

Response:

The Form S-1/A filed in connection with this response includes a statement of changes in stockholders’ equity (deficit) for each annual period presented.  We have also obtained and included a revised report from our independent registered public accounting firm.

Consolidated Statement of Operations and Accumulated Deficit, page F-4

47.
Please revise your presentation of the line item operating expenses of $104,211 to present the major expense line item amounts that exceed 20% of sales or gross revenues. Refer to Rule 8-03(a)(2) of Regulation S-X for guidance.

Response:

The Form S-1/A filed in connection with this response includes major categories of operating expenses based on the guidance provided by Rule 8-03(a)(2) of Regulation S-X.  There are no individual items in excess of 20% of revenue within the revised general and administrative expense category.

48.
Please revise your presentation to include basic earnings per share amounts for net loss for all periods for which an income statement is presented as required by FASB ASC 260-10-45-2. Your revised presentation should also include the weighted average number of common shares outstanding during each period presented. Refer to FASB ASC 260-10-45-10 for guidance.

Response:

The Form S-1/A filed in connection with this response presents basic per-share amounts for net income (loss) on the face of the statement of operations for each period presented, as well as related disclosures.

Note 1. Nature of Business and Summary of Significant Accounting Policies, page F-6

49.
Please disclose your accounting policy relating to how you determine the fair value of the stock issued, including the method and assumptions used and the principal factors considered. Refer to FASB ASC 235-10-50-1.

Response:

The Form S-1/A filed in connection with this response includes the policy related to how the fair value of stock issued is determined.  During the year ended December 31, 2009 there were two instances of the issuance of shares, 13,001,000 issued to founders and 7,500,000 issued to acquire Legalstore.com.  Please refer to the Acquisition of Business and the Stockholders’ Equity footnotes for method and assumptions used in each instance.

Revenue Recognition, page F-7

50.
Your accounting policy disclosure states that you recognize revenue from the sale of legal products when the product or service is delivered, shipped, or provided to the customer and all material conditions relating to the sale have been substantially performed. Please explain to us, and revise your disclosure as necessary to clarify, under what circumstances you would recognize revenue upon shipment versus delivery and why you believe those sales meet the requirements of FASB ASC 605-10-S99-1 and SAB Topic 13, Revenue Recognition. For those situations involving recognition upon delivery, please explain to us how you track when actual delivery occurs. We may have further comment.

Response:

We recognize revenue at the time title and the risk of loss passes to our customer.  In the certain cases, based on terms and conditions agreed upon with our customer, the title and risk of loss passes to our customer at the time our product is shipped and in the possession of a carrier.  In other cases, based on the terms and conditions agreed upon with our customer, the title and risk of loss passes to our customer when the customer takes possession of the product. In order to track when delivery occurs for revenue to be recognized upon delivery, we perform the following procedures:  At the end of each reporting period we determine if there are material shipments in transit by reviewing shipments prior to period-end that are F.O.B destination.  In all cases, delivery is within 5 business days of shipment.  In instances when there are material amounts in transit, we confirm the delivery date based on tracking software available through the carrier.  As of December 31, 2009, all revenue relates to product shipped, and no services have been provided.  Accordingly, we will remove policy regarding revenue recognition for services rendered from our disclosure.

The Form S-1/A filed in connection with this response includes the following revised accounting policy disclosure under the revenue recognition caption:
Revenue is recognized for sales of legal products when title of the goods transfers to the customer, either at the time the product is delivered or shipped to the customer based on our agreement with customer.

Note 2. Acquisition of business, page F-8

51.
Please revise your disclosure to provide supplemental pro forma information on the revenue and earnings of the combined entity for the comparative prior reporting period as though the acquisition date for all business combinations that occurred during the current fiscal year had occurred as of the beginning of the comparable prior annual reporting period. Refer to FASB ASC 805-10-50-2.

Response:

The Form S-1/A filed in connection with this response includes the pro forma revenue and earnings of the combined entity for the current and prior reporting period as though the acquisition date for the business combination that occurred during the year had been as of the beginning of the prior annual reporting period.

52.
Please explain to us how you determined the fair value of the October 8, 2009 asset purchase of $350,000. If you utilized an outside appraisal service, please provide us a copy of the appraisal and advise whether an outside party was utilized. Please provide all relevant assumptions as to growth, discount rates, etc. Please explain to us the identity of and extent of the "majority shareholder" beneficial ownership in Internet Media Services immediately prior to the asset purchase agreement and immediately after. To the extent the majority shareholder could be considered to be a promoter or shareholder under SAB Topic 5:G, please advise what consideration was given to reflecting the transfer at the transferor's historical cost basis (predecessor basis). Please tell us the beneficial owners of DSS. We may have further substantive comment.

Response:

We had no activity or operating assets prior to the acquisition and the cash consideration paid for the common stock issued to the founders prior to the acquisition was based on par value and not a reliable indication of fair value.  Therefore, we determined that the fair value of the interest in the Business acquired to be a more reliable measure of fair value of the asset purchase.  The Business acquired was valued using a discounted cash flow model.   We did not utilize an outside appraisal service, but performed the calculations internally using historical financial information provided by seller.  In determining the value under the discounted cash flow, the Company utilized a growth rate for revenue of 9% in year 2010 and 2011, 7% in 2012 and 6% in 2013 and 2014 and a growth rate for expenses of 9% in 2010, 12% in 2011, and 6% in years 2012 through 2014.  In addition, the Company used a discount rate of 17.85% and a tax rate of 37%.  The discount rate was determined utilizing a weighted average cost of capital approach.    The footnotes included in the Form S-1/A filed in connection with this response will expand the disclosure regarding the determination of fair value of the October 8, 2009 asset purchase to specifically include the assumptions utilized in the determination of the discounted cash flow model.

The identity of the majority shareholder of Internet Media Services, Inc. (IMS) is Raymond Meyers, the Chief Executive Officer, who owns 9,000,000 shares of common stock, both immediately prior and immediately subsequent to the asset purchase agreement in 2009.  These shares represented approximately 69% of the shares outstanding prior to the transaction and approximately 44% of the shares outstanding subsequent to the transaction.  Neither Mr. Meyers nor the other founders of IMS have a material ownership interest in Document Security Systems, Inc. (DSS) or any role in the management of DSS either before or subsequent to the transaction.  The assets transferred in the asset purchase agreement were owned by a wholly owned subsidiary of DSS.  The beneficial owners of DSS are outlined in their proxy filed with the SEC in April 2010, and included Robert Fagenson (1,029,000 shares owned) and Martin Vegh (1,000,000 shares owned).  DSS did not own any common stock in IMS prior to the asset sale.  Accordingly, DSS does not meet the definition of a promoter – they did not organize the entity and they did not receive common stock in connection with its formation.  DSS received the stock of IMS in exchange for the transfer of the assets of Legalstore.com.  We do not feel that SAB Topic 5:G is applicable because the promoters and/or shareholders did not sell or transfer the assets to the company in exchange for ownership in the company.  Furthermore, in accordance with SAB Topic 2 a 8 the guidance in SAB Topic 5:G is not intended to modify the requirements of ASC 805.  The Company accounted for the transaction as a business combination in accordance with ASC 805, therefore, we have determined SAB Topic 5:G is not applicable.

Note 3. Fixed Assets, page F-9

53.	Please revise your disclosure to provide the estimated useful life for each major class of asset presented.

Response:

The Form S-1/A filed in connection with this response, includes the estimated useful life for each major class of asset in our Fixed Assets footnote.

Note 5. Advances from Related Party, page F-10

54.	Please revise this disclosure to clarify that, if true, the stockholder in question is Mr. Meyers, your Chief Executive Officer.

Response:

The Form S-1/A filed in connection with this response makes direct reference to Mr. Meyers, Chief Executive Officer, as the stockholder providing advances to the Company.

Carve-out Financial Statements – LegalStore.com, page F-1

55.
Please tell us the extent to which Legalstore.com operations and net assets comprise Lester Levin Inc. Please be detailed in supporting your implicit assertion that LegalStore.com does not represent substantially all of the Lester Levin Inc.'s key operating assets.

Response:

Legalstore.com assets, liabilities and operations comprise substantially all of the operations of Lester Levin, Inc.   The Form S-1/A filed in connection with this response incorporates the information required in question #56.

56.
Please note that LegalStore.com may constitute the predecessor of Internet Media Services, Inc. Please refer to the definition of a predecessor contained in Rule 405 of Regulation C of the Securities Act. Please note that there should be no breaks in the required income statement periods between a predecessor and successor. Further, the audit requirements of Rule 3-02(a) would necessitate the period of January 1, 2009 through October 8, 2009 for LegalStore.com to be audited. Please advise us or revise.

Response:

According to Rule 405 of Regulation C of the Securities Act, it appears that Legalstore.com constitutes the predecessor of IMS.  Accordingly, the Form S-1/A filed in connection with this response includes the audited financial statements of Legalstore.com for the period since December 31, 2008 to the date of the transaction (1/1/2009 through 10/8/2009).  The years ended December 31, 2008 and 2007 were previously audited and included in the original Form S-1 filed, as well as amended Form S-1/A.

Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with me.

Very truly yours,

/s/ Gary Agron
Gary A. Agron

GAA/jp

Enclosures

cc: Raymond Meyers